UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIMES MIRROR SAVINGS PLUS PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIMES MIRROR SAVINGS PLUS PLAN
Date: June 28, 2004	/s/ Chandler Bigelow Chandler Bigelow Secretary and Member of the Tribune Company Employee Benefits Committee

INDEX

Page
Times Mirror Savings Plus Plan	2

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2003 and 2002	4
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2003	5
Notes to Financial Statements	6-11
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	12

Consent of Independent Registered Public Accounting Firm	Exhibit A

All other schedules of additional financial information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

TIMES MIRROR SAVINGS PLUS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEAR ENDED DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of the Times Mirror Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Times Mirror Savings Plus Plan (the “Plan”) at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 4 to the financial statements, the assets of the Times Mirror Employee Stock Ownership Plan were transferred into this Plan effective December 31, 2003. In addition, certain assets of this Plan were transferred to the Tribune Company Savings Incentive Plan and the Tribune Company Defined Contribution Retirement Plan effective December 31, 2003.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 23, 2004

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:

Investments	$1,254,753,893	$774,029,349

Receivables:
Contributions from participants	1,367,301	633,162
Contributions from Tribune Company	428,802	208,678

Total receivables	1,796,103	841,840

Payables:
Due to Tribune Company Defined Contribution
Retirement Plan	(36,209,622)	–
Due to Tribune Company Savings Incentive Plan	(9,303,877)	–

Total payables	(45,513,499)	–

Net assets available for benefits	$1,211,036,497	$774,871,189

The accompanying notes are an integral part of the financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2003

Additions:
Additions to net assets attributed to:
Contributions:
Participants	$ 38,000,950
Tribune Company	12,072,360

Total contributions	50,073,310

Investment income:
Interest and dividends	15,578,063
Net appreciation in fair value of investments	114,378,669

Net investment income	129,956,732

Net transfer of assets	312,684,630

Total additions	492,714,672

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(56,162,454)
Administrative fees	(386,910)

Total deductions	(56,549,364)

Net increase in net assets available for benefits	436,165,308

Net assets available for benefits:
Beginning of year	774,871,189

End of year	$1,211,036,497

The accompanying notes are an integral part of the financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Times Mirror Savings Plus Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan document for more complete information.

General

The Plan was established effective December 15, 1983 by the Times Mirror Company. On June 12, 2000, the Times Mirror Company and Tribune Company (the “Company”) completed the merger of the Times Mirror Company into the Company in a cash and stock transaction. Each share of Times Mirror common stock (both series A and series C) was converted into 2.5 shares of Tribune common stock, or $95 in cash subject to certain limitations. Plan participants were given the choice to either convert their share balance to Tribune common stock or cash which could then be reallocated to other investment options.

Effective December 31, 2003, the Times Mirror Employee Stock Ownership Plan (“ESOP”) was merged with and continued in the form of the Plan (see Note 4).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

The Plan is a defined contribution plan that covers eligible salaried and hourly employees of the former Times Mirror Company and participating subsidiaries who meet applicable age and service requirements. Separate benefit accounts are maintained for each participant.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”), which is appointed by the board of directors of the Company. The Plan’s trustee, Fidelity Management Trust Company (“Fidelity”), was responsible for the custody and management of the Plan’s assets for the 2003 Plan year. Thereafter, the trustee responsibilities will be transferred to Vanguard Fiduciary Trust Company (“Vanguard”).

Contributions

Participants may generally elect to make before-tax (“salary reduction”) contributions of 1% to 25% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Certain union employees are limited to contributions equal to 15% of their eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers 14 investment alternatives. After the first full year of eligible service, the Company makes a contribution to the Plan in an amount equal to 50% of the first 6% of participant before-tax contributions for that period. The Company contribution is allocated according to the participants’ investment elections. Certain participants may elect to contribute an additional 1% to 15% of basic compensation on an after-tax basis. After-tax contributions are not matched by the Company. Effective January 1, 2004, the Plan offers ten investment alternatives, although no additional monies may be added to the Cox Communications, Inc. Class A Common Stock Fund.

Participants may elect to have all or a percentage (in 1% increments) of their contributions and their share of the Company’s contributions invested in or transferred among one or more of the investment funds. Participants may elect that up to 100% of their contributions and up to 100% of their share of the Company’s matching contributions be invested in the Tribune Company Stock Fund. The trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change their investment options effective with the next pay period. Participants may make interfund transfers on a daily basis.

Participant rollovers represent transfers made to the Plan from another qualified plan or from the Plan to an individual retirement account or another qualified plan.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are, at all times, 100% vested in their own accounts. Participants become fully vested in the Company contributions three years from their hire date.

Payment of benefits

Participants who have attained age 59½ or who are totally and permanently disabled may elect to withdraw their account balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their salary reduction contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations. A participant may make only one hardship withdrawal during any Plan year. Participants who make hardship withdrawals will cease to be eligible to make salary reduction contributions for six months.

Distributions of account balances are generally made to participants in a single sum payment. Distributions are made in cash, except that participants may elect to receive the portion invested in the Company Stock Fund in whole shares of Tribune Company common stock.

Participant loans

The Plan permits participants to borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance less the highest outstanding loan balance during the most recent 12 month period. A participant may have a maximum of two loans outstanding at any time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Each loan shall be repaid within 5 years unless the loan is to be used to acquire a principal residence, in which case, the loan shall be repaid within 30 years. The loans are secured by the balance in the participant’s account. The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Plan termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants would become 100% vested in their employer contributions.

Forfeited accounts

Forfeitures of terminated non-vested account balances are used to reduce future employer contributions and totaled $71,045 and $128,461 at December 31, 2003 and 2002, respectively.

NOTE 2 — ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments, excluding guaranteed investment contracts (“GIC”), are stated at fair value. GICs held by the Plan are stated at contract value, which consists of amounts invested (net of withdrawals) plus reinvested earnings. Publicly traded funds are valued at quoted market prices on the last business day of the Plan year. The Tribune Company Stock Fund and the Cox Communications, Inc. Class A Common Stock Fund are valued at the unit closing price as determined by the Trustee on the last business day of the Plan year. Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.

Net appreciation or depreciation in fair value of investments includes both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31 but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor. At December 31, 2003 and 2002, all benefit claims that were processed and approved for payment had been distributed.

Administrative fees

Administrative fees of $386,910 for the year ended December 31, 2003 were paid by the Plan.

NOTE 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2003	2002
Tribune Company Stock Fund;
8,896,308 units and 9,642,476 units in 2003 and 2002, respectively	$276,408,293	$122,941,573
Vanguard Prime Money Market Institutional Shares;
250,095,469 units and 0 units in 2003 and 2002, respectively	250,095,469	–
Fidelity Growth & Income Portfolio Fund;
5,787,945 units and 5,314,425 units in 2003 and 2002, respectively	206,224,476	161,080,221
Fidelity Stable Value Fund;
167,441,586 units and 0 units in 2003 and 2002, respectively	167,441,586	–
Fidelity Diversified International Fund;
4,226,539 units and 4,009,393 units in 2003 and 2002, respectively	101,944,111	68,801,188
Vanguard Institutional Index Fund;
950,250 units and 0 units in 2003 and 2002, respectively	96,716,450	–
Cox Communications, Inc. Class A Common Stock Fund;
1,003,943 units and 1,099,235 units in 2003 and 2002, respectively	33,120,066	29,899,179
Fidelity Income Fund;
0 units and 10,688,975 units in 2003 and 2002, respectively	–	150,432,541
Fidelity Retirement Money Market Portfolio;
0 units and 72,171,775 shares in 2003 and 2002, respectively	–	72,171,775
INVESCO Balanced Commingled Pool Fund;
0 units and 1,515,817 units in 2003 and 2002, respectively	–	46,126,315
Fidelity U.S. Equity Index Commingled Pool Fund;
0 units and 1,493,474 units in 2003 and 2002, respectively	–	39,233,566

During 2003, the Plan’s investments (including both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year) appreciated in value by $114,378,669 as follows:

Mutual funds and other	$ 97,673,341
Tribune Company Stock Fund	16,705,328

Net appreciation in fair value of investments	$114,378,669

NOTE 4 — NET TRANSFER OF ASSETS / PLAN MERGER

Effective as of the close of business on December 31, 2003, the ESOP was merged with and continued in the form of the Plan. Included in the net transfer of assets is $358,079,225 related to the merger. In addition, $36,209,622 and $9,303,877 was transferred to the Tribune Company Defined Contribution Retirement Plan and the Tribune Company Savings Incentive Plan, respectively.

NOTE 5 — INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Fidelity Income Fund (“Fund”) primarily invests in traditional and synthetic GICs issued by insurance companies and other financial institutions. The Fund provides participants principal preservation and a stable interest rate that is reset quarterly. The Fund allows for daily withdrawals and exchanges that are paid at contract value (principal and interest accrued to date). All GICs included in the Fund are accounted for at contract value.

Traditional GICs provide for the payment of a specified rate of interest to the Fund and for the repayment of principal when the contract matures. Certain restrictions exist such that penalties may result from the termination of these contracts or early withdrawal of assets by the Plan. All traditional GICs invested in the Fidelity Income Fund matured during the current year.

As of December 31, 2002, the fair value of the traditional GICs was $14,848,030, which was $314,799 higher than the contract value of $14,533,231 as of December 31, 2002. Fair value for each traditional GIC is estimated by calculating the net present value of the contract value at the scheduled maturity date.

Synthetic GICs simulate the performance of a traditional investment contract. The plan owns the assets underlying the synthetic GICs. To enable the Fund to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, the Fund purchases fully benefit responsive “wrapper” contracts issued by financial institutions. These contracts provide the Fund with market and cash flow risk protection. The Plan’s investment guidelines for synthetic GICs require that the financial institutions have a minimum credit rating of AA or equivalent.

The average yield for Fidelity Income Fund investments was 5.24% in 2003. The weighted average crediting rate for the investment contracts was 5.06% in 2003.

In conjunction with the transfer of trustee responsibilities from Fidelity to Vanguard, the underlying assets of the Fund were transferred to the Fidelity Stable Value Fund on December 31, 2003.

NOTE 6 — INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated April 28, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity and Vanguard. Fidelity was the trustee as defined by the Plan for the 2003 Plan year and, therefore, transactions related to Fidelity funds qualify as party-in-interest transactions. Effective January 1, 2004, Vanguard replaced Fidelity as the trustee of the Plan. As such, Vanguard transactions will qualify as party-in-interest transactions in the 2004 Plan year.

NOTE 8 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

TIMES MIRROR SAVINGS PLUS PLAN
EIN: 36-1880355 PLAN: 009
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003

	Identity of Issue or Borrower	Description	Market Value

*	Tribune Company Stock Fund	Stock Fund	$ 276,408,293
	Vanguard Prime Money Market Fund Institutional Shares	Money Market Fund	250,095,469
*	Fidelity Growth & Income Portfolio Fund	Registered Investment Company	206,224,476
*	Fidelity Stable Value Fund:
	** Morgan Guaranty	Synthetic GIC	39,143,616
	** UBS AG	Synthetic GIC	39,143,616
	**Westdeutsche Landesbank	Synthetic GIC	39,143,616
	**State Street Bank and Trust Company	Synthetic GIC	39,143,616
	**Morgan Guaranty	Synthetic Wrapper	(1,375,159)
	**UBS AG	Synthetic Wrapper	(1,375,503)
	**Westdeutsche Landesbank	Synthetic Wrapper	(1,375,465)
	**State Street Bank and Trust Company	Synthetic Wrapper	(1,375,001)
	**Fidelity Institutional Cash Portfolio Fund	Money Market Fund	16,368,250

	Subtotal		167,441,586

*	Fidelity Diversified International Fund	Registered Investment Company	101,944,111
	Vanguard Institutional Index Fund	Registered Investment Company	96,716,450
	Vanguard Wellington Admiral Fund	Registered Investment Company	59,836,059
	Cox Communications, Inc. Class A Common Stock Fund	Stock Fund	33,120,066
	Vanguard Total Bond Market Index Fund	Registered Investment Company	23,261,051
	Vanguard Explorer Fund	Registered Investment Company	12,446,998
*	Participant loans	Loans to participants (maturities range from 1 to 30 years, interest rates range from 4.0% to 10.5%)	27,259,334

	Total Assets (Held at End of Year)		$ 1,254,753,893

*	Party-in-interest
**	Amounts shown for the synthetic GICs represent the fair value of the underlying assets; amounts shown for the synthetic wrappers represent the difference between the contract value and the fair value.

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 2-90727, 33-26239, 33-47547, 33-59233, 333-00575, 333-03245, 333-18269, 333-35422, 333-70684, 333-70686, 333-70690, 333-70692 and 333-70696) of Tribune Company of our report dated June 23, 2004 relating to the financial statements and supplemental schedule of the Times Mirror Savings Plus Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 25, 2004